Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-23633


               AMERICAN BAR ASSOCIATION MEMBERS RETIREMENT PROGRAM
                         UNITS OF BENEFICIAL INTEREST IN
           THE AMERICAN BAR ASSOCIATION MEMBERS/STATE COLLECTIVE TRUST
                               ------------------
                       SUPPLEMENT DATED DECEMBER 22, 1998
                        TO PROSPECTUS DATED APRIL 8, 1998
                               -------------------


                                  INTRODUCTION

         This supplement to the Prospectus dated April 8, 1998 for units of beneficial interest in the American Bar Association Members/State Street Collective Trust describes changes with respect to the deductions and fees paid to State Street Bank and Trust Company ("State Street") and the American Bar Retirement Association ("ABRA") in connection with the American Bar Association Members Retirement Program (the "Program"). Generally, terms not defined in this supplement that are defined in the Prospectus have the same meanings given to them in the Prospectus. You should read this supplement in conjunction with the Prospectus, which accompanies this supplement or which has previously been sent to Participants. Upon written or oral request, State Street will provide a copy of the Prospectus without charge to each recipient of this supplement. Direct requests for a Prospectus to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109; telephone number (800) 348-2272.

                         CHANGES TO DEDUCTIONS AND FEES

         As described in the Prospectus on pages 56 to 61, various fees are paid to State Street and ABRA for their services in connection with the Program. On November 9, 1998 State Street and ABRA amended and restated the agreement under which State Street provides administrative and investment services to the Program and pursuant to which the fees paid to State Street and ABRA in respect of the Program are determined. As a result of the new agreement, certain changes in the fees paid to State Street and ABRA will take effect on January 1, 1999. These changes are set forth below.

PROGRAM EXPENSE FEE

         For the calendar year ending December 31, 1999, the program expense fee payable to State Street is $7,450,000. This fee will accrue daily and be payable monthly. After January 1, 2000, the program expense fee payable to State Street will be based on the number of participants in the Program as follows: The monthly fee will be one-twelfth of the sum of (i) $750,000 plus (ii) $191 multiplied by the number of participants in the Program other than active participants without account balances as of the last Business Day of the immediately preceding month, plus (iii) $191
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multiplied by the excess, if any, of the number of active participants of the
Program without account balances over the number of such participants as of December 31, 1998. This fee will accrue daily and be payable monthly.

         Benefit payments under the Program generally are made by check. Within five Business Days before the check is payable, funds for the payment of benefits will continue to be transferred to a non-interest bearing account with State Street. There is no separate fee charged for benefit payments; rather, State Street retains any earnings attributable to outstanding benefit checks, which has been taken into account in setting State Street's fees under the Program. The program expense fee set forth above reflects a $300,000 reduction for earnings attributable to outstanding benefit checks.

         Effective January 1, 1999, the program expense fee payable to ABRA will be based on the total assets in the Program (other than assets in Self-Managed Accounts) at the following annual rates:

      Value of                                                     Rate
      Program                                                    for ABRA
      Assets                                                     --------
      -------

First $500 million .............................................  .075%
Next $850 million ..............................................  .065
Next $1.15 billion .............................................  .035
Next $1.5 billion ..............................................  .025
Over $4.0 billion ..............................................  .015

         The fee will accrue daily and be payable to ABRA monthly based on the level of assets in the Program as of the end of the last Business Day of the preceding month.

         The fee schedule set forth above may be increased only by written notification of such increase to all Employers, and shall become effective after a minimum of 60 days from such notice.

TRUSTEE, MANAGEMENT AND ADMINISTRATION FEES

         Effective January 1, 1999, the fee payable to State Street for its management, administration and custody of the assets in the Investment Options (other than Self- Managed Accounts and Equitable Real Estate Accounts) shall be payable at the following annual rates:
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         Aggregate Value of Assets in Aggressive Equity,                Rate
       Balanced, Growth Equity, Index Equity, Intermediate              ----
       Bond, International Equity, Stable Asset Return and
                       Value Equity Funds
       ---------------------------------------------------

First $1.0 billion ..................................................    .15%
Next $1.8 billion ...................................................   .058
Over $2.8 billion ...................................................   .025

         This fee is accrued on a daily basis and paid monthly from the assets of the Funds. The trustee, management and administrative fees attributable to the Funds held by the Structured Portfolio Service are also accrued and paid from the Funds.

STRUCTURED PORTFOLIO SERVICES FEES

         Effective January 1, 1999, assets allocated to portfolios of the Structured Portfolio Services will no longer be charged a separate annual fee. However, the Funds in which the portfolios of the Structured Portfolio Service are invested will bear the program expense fee, the trustee, management and administrative fees and the investment advisor fees applicable to those Funds.

SELF-MANAGED ACCOUNT FEES

         Transaction fees for the purchase or sale of securities for the account of an Eligible Investor will continue to be charged in accordance with the schedule of rates communicated from time to time to Eligible Investors with Self-Managed Accounts. Effective January 1, 1999, assets invested through Self-Managed Accounts will no longer be subject to the program expense fee.

INVESTMENT ADVISOR FEES AND ORGANIZATIONAL EXPENSES

         Investment Advisor fees and the organizational expenses with respect to each of the Funds described on pages 58 to 60 of the Prospectus will not change as a result of the changes described above.

ABA RETIREMENT PLAN AND INDIVIDUALLY DESIGNED PLAN FEES AND ABA DEFINED BENEFIT PLAN FEES

         The ABA Retirement Plan and Individually Designed Plan Fees and ABA Defined Benefit Plan Fees described on pages 60 and 61 of the Prospectus will be eliminated effective January 1, 1999.

                                                               December 22, 1998